SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               DIRECT INSITE CORP.
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)

                                   25457C 20 7
                                  ------------
                                 (CUSIP Number)

                                 Peter B. Yunich
                                Managing Partner
                          Metropolitan Venture Partners
                        257 Park Avenue South, 15th Floor
                               New York, NY 10010
                                 (212) 844-3675
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With copies to:

                            Scott S. Rosenblum, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                             New York, NY 10022-3852
                                 (212) 715-9100

                                 October 4, 2002
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No. 25457C 20 7                 13D                   Page 2 of 11 pages
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Metropolitan Venture Partners II, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00 - Contributions of Partners of Affiliates
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER

            SHARES                      934,580 (see Item 4)
                               -------------------------------------------------
         BENEFICIALLY             8     SHARED VOTING POWER

        OWNED BY EACH
                               -------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER

         PERSON WITH                    934,580 (see Item 4)
                               -------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          934,580 (see Item 4)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                              [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.82% (see Item 4)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN (Limited Partnership)
--------------------------------------------------------------------------------

                               Page 2 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No. 25457C 20 7                 13D                   Page 3 of 11 pages
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Metropolitan Venture Partners (Advisors), L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00 - Contributions of Partners of Affiliates
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER

            SHARES                      934,580 (see Item 4)
                               -------------------------------------------------
         BENEFICIALLY             8     SHARED VOTING POWER

        OWNED BY EACH
                               -------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER

         PERSON WITH                    934,580 (see Item 4)
                               -------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          934,580 (see Item 4)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                              [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.82% (see Item 4)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN (Limited Partnership)
--------------------------------------------------------------------------------


                               Page 3 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No. 25457C 20 7                 13D                   Page 3 of 11 pages
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Metropolitan Venture Partners Corp.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00 - Contributions of Partners of Affiliates
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER

            SHARES                      934,580 (see Item 4)
                               -------------------------------------------------
         BENEFICIALLY             8     SHARED VOTING POWER

        OWNED BY EACH
                               -------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER

         PERSON WITH                    934,580 (see Item 4)
                               -------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          934,580 (see Item 4)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                              [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.82% (see Item 4)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------




                               Page 4 of 11 Pages

Item 1. Security and Issuer.

      This statement relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Direct Insite Corp., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 80 Orville Drive, Bohemia, New York 11716.

Item 2. Identity and Background.

      This statement is being jointly filed by Metropolitan Venture Partners II, L.P., a Delaware limited partnership ("MetVP"), Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership ("MetVP Advisors") and Metropolitan Venture Partners Corp., a Delaware corporation ("MetVP Corp" and, together with MetVP and MetVP Advisors, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A copy of the Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 1. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock other than the shares of Common Stock owned of record, if any, by such Reporting Person. The filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

       The address and principal place of business of each of MetVP, MetVP Advisors and MetVP Corp is 257 Park Avenue South, 15th Floor, New York, New York 10010.

       MetVP's principal business is to pursue and make investments. MetVP Advisor's principal business is to act as the general partner of MetVP. MetVP Corp's principal business is to act as the general partner of MetVP Advisors and other affiliated entities.

       As a result of MetVP Advisors' and MetVP Corp's relationship with MetVP, MetVP Advisors and MetVP Corp may be deemed to have indirect beneficial ownership of the Common Stock which MetVP has beneficial ownership; however, MetVP Advisors and MetVP Corp disclaim beneficial ownership of such shares of Common Stock.

      The executive officers of MetVP Corp are listed below. The principal business address for each executive officer is at 257 Park Avenue South, 15th Floor, New York, New York 10010. Each executive officer is a citizen of the United States of America:

      Name                    Position
      ----                    --------
      Peter B. Yunich         President and CEO
      Paul Lisiak             Vice President of Strategic Planning and Secretary
      Michael Levin           Vice President of Finance

      Schedule I attached hereto and incorporated herein sets forth with respect to each director of MetVP Corp his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

       Each of the foregoing executive officers and directors, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control MetVP, MetVP Advisors and/or MetVP Corp. As stated above, MetVP Advisors and MetVP Corp may be deemed to share beneficial ownership with respect to the Common Stock of which MetVP has beneficial ownership. Each of the foregoing executive officers and directors may be deemed to have shared beneficial ownership of such shares of Common Stock. However, such individuals disclaim beneficial ownership of such shares of Common Stock. Peter B. Yunich is a director of the Issuer.


                               Page 5 of 11 Pages

      During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of MetVP, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of such individuals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      As more fully described under Item 4 below, MetVP, entered into the Stock Purchase Agreement (as defined below), pursuant to which MetVP agreed to purchase 93,458 shares of the Issuer's Series A Convertible Preferred Stock, par value $.0001 per share (the "Preferred Stock") for an aggregate purchase price of $2 million. The funds required for the purchase of the Preferred Stock were obtained from investment funds available to MetVP and its affiliates.

Item 4. Purpose of Transaction.

Stock Purchase and Registration Rights Agreement

       On October 4, 2002 (the "Closing Date"), MetVP and the Issuer entered into a Stock Purchase and Registration Rights Agreement (the "Stock Purchase Agreement"), which Stock Purchase Agreement was dated as of September 25, 2002, pursuant to which, among other things, the Issuer agreed to sell 93,458 shares of Preferred Stock to MetVP in consideration for $2 million in cash. A copy of the Stock Purchase Agreement is attached to this statement as Exhibit 2. Prior to the issuance of the Preferred Stock, the Issuer had 2,000,000 shares of preferred stock authorized under its certificate of incorporation and no shares of preferred stock outstanding. Pursuant to the Stock Purchase Agreement, the Issuer prepared and filed with the Secretary of State of the State of Delaware, a certificate of designation of rights, preferences and privileges of the Preferred Stock (the "Certificate of Designation"), a copy of which is attached to this statement as Exhibit 3, which serves as an amendment to the Issuer's certificate of incorporation, to create the class of Preferred Stock. The material provisions of the Preferred Stock as set forth in the Certificate of Designation are more fully described below.

       Assuming conversion in full of all the shares of Preferred Stock issued to MetVP into Common Stock on the Closing Date, the Reporting Persons would own beneficially 19.82% of the Issuer's Common Stock issued and outstanding at such date, based on 3,780,424 shares of Common Stock issued and outstanding on the Closing Date (before giving effect to conversion of the Preferred Stock). Assuming conversion of all shares of Preferred Stock into shares of Common Stock, on the Closing Date, the purchase price paid by MetVP of $2.14 per share of Common Stock exceeded the closing price per share of Common Stock, as quoted on the NASDAQ SmallCap Market on the Closing Date and on September 25, 2002, the date on which the Stock Purchase Agreement was dated.

      The  following  are  certain  material  provisions  of the Stock  Purchase
Agreement:

      Registration Rights. The Stock Purchase Agreement grants the holders of the Preferred Stock demand registration rights with respect to the shares of Common Stock into which the shares of Preferred Stock are convertible, commencing April 10, 2003, subject to certain volume limitations and underwriter's cutbacks as provided therein. In addition, the holders of the Preferred Stock are also granted unlimited piggyback registration rights.


                               Page 6 of 11 Pages

      Appointment of Director. Pursuant to the terms of the Stock Purchase Agreement, the Issuer agreed: (i) to appoint MetVP's designee, Peter B. Yunich, to fill the vacancy in Class II of the Issuer's Board of Directors, to serve until his successor is duly elected and qualified at the 2004 annual meeting of stockholders of the Issuer (the "2004 Annual Meeting") or until his earlier death, resignation or removal; and (ii) to nominate Mr. Yunich, or another person selected by MetVP and acceptable to the Issuer's Board of Directors, for election at the 2004 Annual Meeting as a member of Class II of the Issuer's Board of Directors and thereafter; provided that MetVP then owns at least 50.1% of the shares of Preferred Shares or 50.1% of the shares of Common Stock issuable upon conversion of the Preferred Stock acquired on the Closing Date (the "Threshold Percentage"). The Issuer further agreed that Mr. Yunich or any other Board candidate selected by MetVP cannot be removed as a director or replaced as a nominee for director, except for Cause (as defined in the Stock Purchase Agreement), subject to the duties and obligations of the Issuer or its Board of Directors under Delaware law and applicable state and federal securities laws.

       Additional Undertakings. Under the Stock Purchase Agreement, for as long as MetVP owns the Threshold Percentage and at least 25% of the shares of Preferred Stock, the Issuer: (i) may not issue shares of Common Stock or shares of preferred stock ranking junior to the Preferred Stock with respect to liquidation preference ("Junior Securities") and so long as such issuance limits the use of the Issuer's net operating loss carry forwards "("NOLCFs") under
Section 382 of the Internal Revenue Code of 1986, as amended; provided, however, that the Issuer may issue Junior Securities even if such an issuance results in a limitation on the use of NOLCFs if at least two (2) of the Issuer's directors do not vote in opposition to such issuance; and (ii) requires the prior written consent of MetVP to: (A) create any additional class or series of stock, or increase the authorized number or alter the rights of any additional or existing class or series of stock ranking pari passu with or senior to the shares of Preferred Stock as to liquidation preference; (B) create or authorize any obligation or security  convertible  into or  exercisable  or  exchangeable  for
Preferred Stock, by any means, including, without limitation, merger, consolidation or amendment to the Issuer's certificate of incorporation; or (C) modify the rights, privileges or preferences of the Preferred Stock by merger, consolidation or otherwise.

       The Issuer further agreed, pursuant to the Stock Purchase Agreement, that its Board of Directors will not take any action for the sole purpose of negatively impacting the holders of the Preferred Stock and positively impacting the holders of Common Stock so long as MetVP owns at least 50.1% of the shares of Preferred Stock acquired on the Closing Date; provided that: (i) MetVP shall have notified the Issuer of its objection to such proposed action; (ii) Mr. Yunich or another person designated by MetVP to fill a vacancy on the Board of Directors voted against such proposed action at a meeting of the Board of Directors; and (iii) such action caused material harm to the holders of the Preferred Stock and a material benefit to the holders of the Common Stock; provided further that the Issuer's Board of Directors shall have no duties or obligations to engage in or refrain from engaging in any action which would cause a breach of fiduciary duties.

       Also under the Stock Purchase Agreement, so long as MetVP owns the Threshold Percentage and at least 25% of the shares of Preferred Stock, MetVP has a right of first refusal to provide the Issuer and its subsidiaries with debt financing, other than any Senior Indebtedness (as defined in the Stock Purchase Agreement), which is principally comprised of indebtedness of the Issuer and its subsidiaries, whether outstanding on the date of the Purchase Agreement or thereafter, and any renewals, extensions or refunding of any such indebtedness for (1) money borrowed in any form from a commercial lending institution, (2) indebtedness secured by any security instrument, and (3) obligations of the Issuer as lessee or guarantor of any lessee under leases of personal property.

      Delisting Covenants. In the event that the Issuer's Common Stock, for any reason, is not listed on the Nasdaq SmallCap Market, the Over-the-Counter Bulletin Board or a similar national exchange, (absent any time frame applicable to any transition from one exchange to another) and the Issuer is no longer subject to the reporting requirements of the Exchange Act, the Issuer agreed that so long as MetVP owns the Threshold Percentage, the Issuer would agree to take certain additional actions (e.g., the deliver of monthly, quarterly and annual financial statements to MetVP)` on behalf of MetVP that are customarily appropriate for investments in a preferred stock in a private company.


                               Page 7 of 11 Pages

Certificate of Designation

      The following are the material rights, preferences and privileges of the Preferred Stock as set forth in the Certificate of Designation:

      Dividends. The holders of the Preferred Stock are entitled to receive dividends at a rate of 9 1/2% per annum, compounded quarterly and payable on September 15, 2004 and September 25, 2005. Dividends are payable, at the option of the holders of the Preferred Stock, in cash or in shares of Common Stock.

      Liquidation. The holders of the Preferred Stock are be entitled to be paid the value of their initial investment, plus any accrued but unpaid dividends outstanding at the time of a Liquidation Event (as defined in the Certificate of Designation), prior to the making of any distributions or payments to the holders of any shares of Common Stock or any other class of capital stock of the Issuer ranking junior to the shares of Preferred Stock in respect of liquidation preference, whether now existing or created after the date of the Closing Date.

      Conversion. Each share of Preferred Stock is initially convertible at any time, at the option of the holder of Preferred Stock into ten shares of Common Stock (which conversion ratio is subject to adjustment from time to time for stock splits, dividends, combinations, recapitalizations and other like occurrences). In addition, on or after April 10, 2003, the shares of Preferred Stock are automatically convertible upon the occurrence of: (i) the closing of an underwritten public offering providing for gross proceeds to the Issuer of at least $10 million and in which the price per share of the Common Stock sold in such offering is equal to or exceeds 300% of the initial conversion price, as adjusted; or (ii) the first business day following any period of 20 consecutive Trading Days (as defined in the Certificate of Designation) after issuance of the Preferred Stock during which 20-day period the Closing Price (as defined in the Certificate of Designation) per share of Common Stock equals or exceeds three (3) times the Conversion Price, or $2.14 (as adjusted); or (iii) September 25, 2005, if not sooner converted.

      Voting Rights. The holders of the Preferred Stock are entitled to vote as a single class on all matters in which the holders of the Common Stock are entitled to vote. The number of votes per share of the Preferred Stock is equal to the number of shares of Common Stock (rounded to the nearest whole number) into which a share of Preferred Stock is then convertible on the record date for such vote.

Plans or Proposals of the Reporting Persons

      Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a), (b) As of the date of this statement, the Reporting Persons may be deemed beneficially to own up to 934,580 shares of Common Stock, representing, in the aggregate, approximately 19.82% of the outstanding shares of Common Stock, based on the number of shares of Common Stock represented by the Company in the Stock Purchase Agreement to be outstanding as of the Closing Date and assuming the exercise or conversion in full of the Preferred Stock.



                               Page 8 of 11 Pages

      (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Persons or to the best of their knowledge, any of the individuals identified in Item 2.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      The following documents are filed as exhibits hereto and are incorporated herein by reference:

Schedule I       Directors of MetVP Corp.

Exhibit 3.1 Certificate of Designation of the Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Issuer.

Exhibit 10.1 Stock Purchase and Registration Rights Agreement dated as of September 25, 2002 by and between the Issuer and MetVP.


Exhibit 99.1 Joint Filing Agreement dated as of October 14, 2002 by and among MetVP, MetVP Advisors and MetVP Corp.




                               Page 9 of 11 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP is true, complete and correct.

Dated: October 14, 2002


         METROPOLITAN VENTURE PARTNES II, L.P.

         By: METROPOLITAN VENTURE PARTNERS (Advisors), L.P., its general partner

         By: METROPOLITAN VENTURE PARTNERS CORP., its general partner


         By: /s/ Michael Levin
            ---------------------------------
            Name:  Michael Levin
            Title: Vice President of Finance

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Advisors is true, complete and correct.

Dated: October 14, 2002


         METROPOLITAN VENTURE PARTNERS (Advisors), L.P.

         By: METROPOLITAN VENTURE PARTNERS CORP., its general partner


         By: /s/ Michael Levin
            ---------------------------------
            Name:  Michael Levin
            Title: Vice President of Finance

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Corp is true, complete and correct.

Dated: October 14, 2002

           METROPOLITAN VENTURE PARTNERS CORP.


         By: /s/ Michael Levin
            ---------------------------------
            Name:  Michael Levin
            Title: Vice President of Finance


                              Page 10 of 11 Pages

                                   SCHEDULE I

            BOARD OF DIRECTORS OF METROPOLITAN VENTURE PARTNERS CORP.

      All of the following individuals are directors of Metropolitan Venture Partners Corp. Each director is a citizen of the United States of America unless otherwise indicated below:

      Peter B. Yunich
      Managing Partner
      Metropolitan Venture Partners
      257 Park Avenue South, 15th Floor
      New York, NY 10010

      Paul Lisiak
      Managing Director
      Metropolitan Venture Partners
      257 Park Avenue South, 15th Floor
      New York, NY 10010

      Michael Levin
      Managing Director
      Metropolitan Venture Partners
      257 Park Avenue South, 15th Floor
      New York, NY 10010

      Lawrence D. Hite
      Hedge Fund Manager
      Hite Management LLC
      257 Park Avenue South, 15th Floor
      New York, NY 10010

      Harvey McGrath (citizen of the United Kingdom)
      Chairman
      Man Group plc
      Sugar Quay
      Lower Thames Street
      London EC3R 6DU
      England

      Adrian Blumfield  (citizen of the United Kingdom)
      Vice President
      Man Investment Products, Inc.
      123 North Wacker Drive
      28th Floor
      Chicago, IL 60606



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